NORTHROP GRUMMAN CORPORATION

EXHIBIT 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
$ in millions	2010(1)	2009(1)	2008(1)	2007(1)	2006(1)
Earnings:
Earnings from continuing operations before income taxes	$2,366	$2,070	$1,841	$2,158	$1,895

Fixed Charges:
Interest expense, including amortization of debt premium	269	269	271	312	337
Portion of rental expenses on operating leases deemed to be representative of the interest factor:	149	167	177	177	162

Earnings from continuing operations before income taxes, less fixed charges	$2,784	$2,506	$2,289	$2,647	$2,394
Fixed Charges:	$418	$436	$448	$489	$499

Ratio of earnings to fixed charges	6.7	5.7	5.1	5.4	4.8

(1)	Certain prior-period information has been reclassified to conform to the current year’s presentation. See Note 1 to our consolidated financial statements in Part II, Item 8 for more information about the spin-off of the Shipbuilding business.